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SEC FILE NUMBER
1-8145

CUSIP NUMBER
885175307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Thoratec Corporation

Full Name of Registrant
N/A

Former Name if Applicable
6035 Stoneridge Drive

Address of Principal Executive Office (Street and Number)
Pleasanton, California 94588

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Thoratec Corporation (the “ Company”) is filing this Form 12b-25 for an extension of time to file its Annual Report on Form 10-K for the period ended December 30, 2006 (the “2006 Form 10-K”). The Company was unable to file the 2006 Form 10-K by February 28, 2007 because it has undertaken, and remains in the process of completing, a detailed review of its equity-based compensation practices, including a review of the Company’s underlying stock option and restricted stock grant documentation and procedures, and related accounting, for such practices. To date, as a result of this review, the Company has discovered certain errors in the documentation of its equity-based compensation awards, but the review is ongoing and no determination has been made as to whether these documentation errors, or any other results of the review, will have any impact on the Company’s financial statements. The Company plans to file its 2006 Form 10-K as soon as practicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David Lehman	(925)	847-8600
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 15, 2007, the Company announced preliminary, unaudited results for the fiscal year ended December 30, 2006. As stated in Part III above, due to the Company’s continuing review, the Company requires additional time to complete the review of its past equity-based compensation grants and to determine the extent of corrections, if any, that may be required to its previously reported financial results. Accordingly, the Company is unable to estimate the amount of any changes to the results of its operations for the fiscal year ended, and its other financial statements as of, December 30, 2006 compared to prior years.

Except for the historical information contained herein, the matters set forth in this Form 12b-25, including statements with respect to expectations regarding the timing of filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “expects,” “projects,” “hopes,” “believes,” “could,” “will,” “may,” “estimates” and other similar words. Actual results, events or performance could differ materially from these forward-looking statements based on a variety of factors, many of which are beyond the Company’s control. Therefore, readers are cautioned not to put undue reliance on these statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the timing and outcome of the Company’s review and the conclusions resulting from that review, actions that may be taken or required as a result of the review, and actions by the Securities and Exchange Commission (“SEC”) or other regulatory agencies as a result of their review of the Company’s equity-based compensation practices. In particular, the Company may be required to make adjustments, which may be material, to financial results previously reported for prior periods as a result of the Company’s review. When the review is complete and the Company files its 2006 Form 10-K, the financial statements may differ from the results disclosed in its February 15, 2007 earnings release and prior SEC filings. Forward-looking statements contained in this Form 12b-25 should be considered in light of these factors and those factors discussed from time to time in the Company’s public reports filed with the SEC, such as those discussed under the heading, “Risk Factors,” in the Company’s most recent annual report on Form 10-K filed with the SEC, as may be updated in subsequent SEC filings. These forward-looking statements speak only as the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Thoratec Corporation
(Title of Registrant)

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2007	By	/s/ David Smith